EDOC Acquisition Corp.

7612 Main Street Fishers

Suite 200

Victor, NY 14564

October 19, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Natural Resources

100 F Street, N.E.

Mail Stop 4628

Washington, DC 20549

Attn: Loan Lauren Nguyen, Legal Branch Chief

Re:	EDOC Acquisition Corp.

Registration Statement on Form S-1 Filed September 15, 2020

File No. 333-248819

Dear Ms. Nguyen:

EDOC Acquisition Corp. (“EDOC”, “we”, “us” or “our”) hereby transmits its response to the comment letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 9, 2020, regarding our Registration Statement (the “Registration Statement”) previously filed on September 15, 2020. EDOC has filed today Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

Our responses below correspond to the captions and numbers of the Staff’s comments. For the convenience of the Staff, we have reproduced those comments below in bold and our response to each comment immediately follows the applicable comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in Amendment No. 1.

In addition to submitting this letter by EDGAR, we will also deliver to the Staff a copy of this letter together with Amendment No. 1 marked to show revisions we have made to the Registration Statement, including revisions made in response to the Staff’s comments.

General

1.	We note your disclosure on page 102 that holders of your Class B common stock will have the right to elect all of your directors prior to your initial business combination and that holders of a majority of your founder shares may remove a director for any reason. Please revise your cover page and risk factors section to disclose the respective voting rights of your Class B and Class A ordinary shares..

Response: In response to the Staff’s comment, EDOC has updated the cover page, summary of terms, and risk factor disclosures on pages 22, 25 and 27 of Amendment No. 1 to disclose the respective voting rights of the Class A and Class B ordinary shares.

Loan Lauren Nguyen, Legal Branch Chief

U.S. Securities and Exchange Commission

October 19, 2020

Summary, page 1

2.	You disclose that Xiaoping Becky Zhang is the sole managing member of your sponsor, American Physicians LLC. From disclosure on page 34, it appears that all 2,875,000 founder shares were issued to your sponsor. At page 95, you further disclose that your “initial shareholders, sponsor and [y]our executive officers and directors, may be deemed to be [y]our “promoters” under Rule 405 of Regulation C. As all founder shares were issued to the sponsor and Ms. Zhang is the sole managing member, please also describe the business experience of Ms. Zhang relevant to your business strategy. See also Item 404(c) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 66 of Amendment No. 1 to add biographical information for Ms. Zhang, including her business experience. Ms. Zhang is not receiving any compensation or items of value other than through her interest in the sponsor.

Business Strategy, page 3

3.	Please revise to disclose how I-Bankers’ activities under the business combination marketing agreement are part of your business strategy. On page 132 you disclose that you will engage I-Bankers as an advisor in connection with your business combination, to assist in evaluating possible acquisition candidates, assist in holding meetings with your shareholders to discuss the potential business combination and the target business’ attributes, and introduce you to potential investors that are interested in purchasing your securities in connection with your initial business combination, among other activities.

Response: In response to the Staff’s comment, the Company has filed a form of the Business Combination Marketing Agreement as Exhibit 1.2 to Amendment No. 1. Pursuant to the Business Combination Marketing Agreement, the scope of services provided by I-Bankers is limited to introducing potential investors and does not include identifying and evaluating possible acquisition candidates. In response to the Staff’s comment, the Company has revised the disclosure on page 133 of Amendment No. 1 to clarify this point.

In response to the Staff’s oral comments received on October 13, 2020, the Company has revised the risk factors section on page 28 and 33 to address the Staff’s comments and harmonized the biographical disclosure for Mr. Chen throughout the document.

* * * * * *

We thank the Staff for its review of the foregoing and hope that it has been responsive to the Staff’s comments. If you have any questions relating to the foregoing or further comments, please contact our counsel, Jessica Yuan, at jyuan@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

/s/ Kevin Chen
Kevin Chen, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP